Exhibit 99.22
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

23 January 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs/KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Upon vesting, on 17 January 2020, the following PDMR/KMPs received matching shares or matching ADRs under myShare, of which sufficient were sold on 21 January 2020 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	10.3496	12.4339	5.2224	45.378314GBP	7.2115
Rio Tinto plc shares	Barrios, Alfredo	22.1787	26.6464	11.8225	45.378314GBP	14.8239
Rio Tinto plc shares	Jacques, Jean-Sébastien	10.8656	13.0541	5.4829	45.378314GBP	7.5712
Rio Tinto Limited shares	Trott, Simon	22.0539	25.5340	N/A	N/A	25.5340

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82Classification: 2.2. Information disclosed under article 19 of the Market Abuse Regulation

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen
Group Company Secretary

Rio Tinto plc
6 St James’s Square
London SW1Y 4AD
United Kingdom

T +44 20 7781 2058
Registered in England
No. 719885